CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

Closing of Non-Brokered Private Placement

Vancouver, Canada, March 21st, 2012 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce that it has closed on a non-brokered private placement for a total of 1,805,000 common shares for gross proceeds of $897,910.  The placement consists of 1,522,000 flow-through common shares at a price of $0.51 per common share for proceeds of $776,220 and 283,000 common shares at a price of $0.43 per share for proceeds of $121,690.

Finder’s fees have been paid in connection with this placement for a total of $35,916.40 in cash, and 72,200 finder’s warrants.  Each finder’s warrant is exercisable into one common share at a price of $0.55 for a period of 18 months expiring on September 21st, 2013.   The common shares and the finder’s warrants are subject to a four month mandatory hold period.

The proceeds from the offering will be applied towards furthering the Company’s uranium exploration efforts in the Provinces of Manitoba and Saskatchewan as well as for general corporate purposes.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information, visit www.canalaska.com	Contact:
Emil Fung, Director & V.P. - Corp. Dev.
On behalf of the Board of Directors	Tel: +1.604.688.3211 x318
Email: info@canalaska.com

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	March 21, 2012